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                        Filed by HMT Technology Corporation pursuant to Rule 425
                   under the Securities Act of 1933 and deemed filed pursuant to
                                  Rule 14A-12 of Securities Exchange Act of 1934
                                                  Commission File No.: 000-27586
                                     Subject Company: HMT Technology Corporation


         E-mail to employees from Pete Norris, Chief Financial Officer



Subject: Merger Status Update

As we promised during our employee communications meetings in June, we will continue to inform employees of the status of the merger with Komag.

While we were in the middle of the employee meetings, we were advised by the Department of Justice that no additional anti-trust review was required. In addition, recently we were advised by the Securities and Exchange Commission that no additional review of the Registration Statement, on Form S-4, will be required.

At this time, the key items that need to be concluded for the completion of the merger are the final consent of the merger by Komag's banks, the mailing of a proxy to shareholders and approval of the merger by the shareholders.

Based on the facts available to us today, it looks like we are on schedule for a closing some time this calendar quarter.

As more information becomes available, we will attempt to keep you advised.
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Forward Looking Statements

This presentation contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this presentation relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Komag and HMT, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by HMT and Komag, with the Securities and Exchange Commission.

Additional Information and Where to Find It

On June 15, 2000 Komag filed a Registration Statement on SEC Form S-4 in connection with the merger, and Komag and HMT expect to mail a Joint Proxy Statement/Prospectus to stockholders of Komag and HMT containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain information about Komag, HMT, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from HMT by directing a request through the Investors Relations, (510) 683-6000 or by directing a request through Peter Norris, (510) 490-3100. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Komag and HMT file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Komag and HMT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Komag's and HMT's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.